TERAWULF INC.

9 Federal Street

Easton, Maryland 21601

March 17, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Marion Graham

Re:	TeraWulf Inc. Registration Statement on Form S-3 Filed March 10, 2023 File No. 333-268563

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) of TeraWulf Inc. (the “Company”) be accelerated to March 21, 2023 at 4:00 p.m., Eastern time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact David Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

* * * * *

Very truly yours,

TERAWULF INC.

By:	/s/ STEFANIE FLEISCHMANN
Name:	Stefanie Fleischmann
Title:	General Counsel